UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
September 27, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse

Munich, Germany, September 27, 2010
Siemens expects gratifying growth in new orders in fourth quarter
Revenue to increase again – Profit from operations at all Sectors remains strong
Siemens expects that new orders and revenue at its Sectors will increase again in the fourth quarter of the current fiscal year compared to both the fourth quarter of fiscal 2009 and the third quarter of fiscal 2010. “In all probability, our operating results for the fourth quarter will be very satisfactory. Particularly in new orders, we’re seeing a further upturn in business activity,” said CFO Joe Kaeser in Munich on Monday. The profitability of Siemens’ operations in the first three quarters of fiscal 2010 will probably extend into the fourth quarter as well. Siemens expects Total Sectors profit – excluding the announced impairment of presumably up to €1.4 billion at its diagnostics business – to exceed the comparable prior-year figure of €1.9 billion. Total Sectors profit will probably include restructuring costs of some €150 million – an amount that, due to the business upturn, is less than recently expected.
New orders and revenue at the three Siemens Sectors Industry, Energy and Healthcare will probably increase in the fourth quarter compared to both the previous quarter and the same quarter a year earlier. Accordingly, new orders at the Sectors are expected to total more than €20.1 billion and revenue to be above €18.9 billion.
In the fourth quarter of fiscal year 2010, the Industry Sector is benefiting from a further improvement in the economic environment for its shorter-cycle businesses and from the first positive signs in its long-cycle businesses. New orders at almost all Divisions are headed for a substantially higher level than in the comparable prior-year period. The Industry Solutions Division reported a number of major orders from the metals industry. Profit at the Division is likely to be significantly burdened by a project engagement with a local partner in the U.S. as well as by restructuring costs. At the Industry Sector, fourth-quarter revenue and profit will probably be higher than in the same period a year ago. In the fourth quarter of 2009, Sector profit totaled €562 million on new orders of €8.1 billion and revenue of slightly less than €9 billion.
At the Energy Sector, the positive trend in new orders reported in the third quarter of fiscal 2010 is expected to continue in the fourth quarter. Accordingly, new orders in the fourth quarter will probably be considerably above the comparable prior-year level of about €6.5 billion due primarily to several major orders at the Fossil Power Generation and Renewable Energy Divisions. Sector revenue is likely to be at the same level as the comparable period a year ago with profit slightly below the prior-year level. In the fourth quarter of 2009, the Energy Sector reported profit of €878 million on revenue of roughly €6.8 billion.
At the Healthcare Sector, all Divisions will probably report a year-over-year increase in demand. Revenue and new orders in the fourth quarter of fiscal 2010 are expected to profit from currency translation effects and to exceed both prior-year and previous-quarter levels. In the third quarter of fiscal 2010, new orders totaled – as in the fourth quarter of fiscal 2009 – roughly €3.3 billion, with revenue at about €3.2 billion. Adjusted for the announced impairment of presumably up to €1.4 billion, Sector profit will probably be slightly less than the €483 million reported for the same period a year ago.
Below the Sector level, Siemens expects its Equity Investments to make a negative contribution to profit in the fourth quarter. The market environment for Siemens IT Solutions and Services remains challenging – a factor that will probably impact profitability. In addition, Siemens IT Solutions and Services will book significant restructuring charges in the fourth quarter. The business will be carved out as a separate company on October 1, 2010. As Siemens has already announced, Siemens IT Solutions and Services has a revenue target of €4.1 billion for fiscal 2010.
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Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is the world’s largest provider of environmental technologies, generating €23 billion – nearly one-third of its total revenue – from green products and solutions. In fiscal 2009, which ended on September 30, 2009, revenue totaled €76.7 billion and net income €2.5 billion. At the end of September 2009, Siemens had around 405,000 employees worldwide. Further information is available on the Internet at: www.siemens.com.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Media Relations: Alexander Becker
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-36558
Wittelsbacherplatz 2, 80333 Munich	E-mail: becker.alexander@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201009.104e

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: September 27, 2010	/s/	Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Ralph Dietrich
	Name:	Ralph Dietrich
	Title:	Head of External Financial Disclosure